Exhibit 99.1

YY Group Holding Limited

(Incorporation in British Virgin Islands)

Unaudited First Half 2024 Financial Results

Revenue

We generate revenue primarily from (i) cleaning services, and (ii) manpower outsourcing services. Cleaning services include professional cleaning and janitorial services provided to our customers. Manpower outsourcing services consist of sourcing of casual labor to meet our customers’ needs mainly via the YY App. Our total revenues increased by $5,600,445 or approximately 41.0%, from $13,659,047 for the six months ended June 30, 2023, to $19,259,492 for the six months ended June 30, 2024.

The following table sets forth our revenue by service categories for the periods indicated.

	For the six months ended June 30,
	2024		2023
	USD	% of revenue	USD	% of revenue
Cleaning	11,372,886	59.1%	8,382,570	61.4%
Manpower outsourcing	7,886,606	40.9%	5,276,477	38.6%
Total revenue	19,259,492	100.0%	13,659,047	100.0%

During the six months ended June 30, 2024 and 2023, cleaning services accounted for approximately 59.1% and 61.4% of the total revenue, respectively, while manpower outsourcing services accounted for approximately 40.9% and 38.6% of the total revenue, respectively. Total revenue increased by 41.0%, from $13,659,047 for the six months ended June 30, 2023, to $19,259,492 for the six months ended June 30, 2024, due to an approximately 35.7% increase in cleaning services from $8,382,570 for the six months ended June 30, 2023, to $11,372,886 for the six months ended June 30, 2024, and an approximately 49.5% increase in manpower outsourcing services from $5,276,477 for the six months ended June 30, 2023 to $7,886,606 for the six months ended June 30, 2024. Total revenue for the six months ended June 30, 2024 reflects a negative currency translation impact of $169,751. Revenue from cleaning services increased by approximately 35.7% due to higher demand by our customers in the hospitality and public sectors after the COVID-19 pandemic. Revenue from manpower outsourcing services increased significantly by approximately 49.5%, primarily due to the increase in demand of manpower service in both Singapore and Malaysia market. Revenue increased by $2,610,129 for the six months ended June 30, 2024 compared with that of six months ended June 30, 2023, due to an approximately 43.1% increase in the Singapore market and 56.9% increase in the Malaysia market.

Cost of revenue

The cost of revenue primarily consists of cleaning material cost, repair and maintenance cost, labor cost and logistics costs. Cleaning material, repair and maintenance of cleaning machinery, labor and logistics costs are directly associated with our provision of cleaning services, while labor cost is mainly associated with our provision of manpower outsourcing services. The total cost of revenue increased by $5,013,505, or approximately 42.2%, from $11,868,313 for the six months ended June 30, 2023, to $16,881,818 for the six months ended June 30, 2024.

The following table sets forth our cost of revenue by service categories for the periods indicated.

	For the six months ended June 30,
	2024		2023
	USD	% of revenue	USD	% of revenue
Cleaning	(10,282,219)	(53.4)%	(7,685,579)	(56.3)%
Manpower	(6,599,599)	(34.3)%	(4,182,734)	(30.6)%
Total cost of revenue	(16,881,818)	(87.7)%	(11,868,313)	(86.9)%

The approximately 42.2% overall increase in cost of revenue is primarily driven by an increase in manpower cost incurred in both cleaning services and manpower outsourcing services, primarily due to an increase in customers demand and orders fulfilled as a result of expansion of business. This was consistent with the increase of revenue during the year. On the other hand, the percentage increase in our total cost of revenue was higher than the percentage increase in total revenue, which was mainly due to the increase in hourly charging rate of casual labors during the six months.

Gross profit

For the six months ended June 30, 2024 and 2023, our gross profit was $2,377,674 and $1,790,734 respectively, and our gross profit margins were approximately 12.3% and 13.1%, respectively. Our gross profit increased by $586,940, or approximately 32.8% primarily due to the increase in gross profit from both cleaning and manpower services. Our gross profit margin deteriorated by approximately 0.7% primarily due to an increase in cost of the cleaning staffs and hourly charging rate for the casual labor, where as our service charges to our customers did not increase to the same extent as the cost increase over the same period, as we balanced the decision to pass on the cost increase to our customers and the opportunity to secure contracts with our customers that were seeing strong recovery in their business due to easing of COVID-19 restrictions.

Other income

Other income primarily consisted of government grants. Other income increased by $969,886, or approximately 399.0%, from $243,050 for the six months ended June 30, 2023, to $1,212,936 for the six months ended June 30, 2024. The increase was mainly due to an increase in government grant received under progressive wage credit scheme which provides transitional wage support for employers, which was received in May 2024 and no such government grant for the six months ended June 30, 2023. It helps them adjust to upcoming mandatory wage increases for lower-wage workers and voluntarily raise wages for this group. The scheme aims to uplift low-wage workers and support businesses in their efforts to raise wages beyond the mandatory annual increments outlined by the Ministry of Manpower.

Selling and marketing expenses

Selling and marketing expenses primarily include expenses related to advertising, marketing and branding activities. Selling and marketing expenses increased by $43,148, or approximately 47.5%, from $90,829 for the six months ended June 30, 2023, to $133,977 for the six months ended June 30, 2024. The increase was primarily due to the increase in cost of advertising on social media after our initial public offering, completed on April 24, 2024.

General and administrative expenses

General and administrative expenses consisted primarily of salary and welfare expenses, rental expenses, depreciation, professional service fees, office expenses, transportation and other administrative expenses. General and administrative expenses increased by $721,783, or approximately 38.4%, from $1,879,980 for the six months ended June 30, 2023, to $2,601,763 for the six months ended June 30, 2024, mainly due to an increase in staff expenses resulted from increased number of employees and administrative expenses to support expanded business in different regions.

Other expenses

Other expenses primarily consisted of late charges and fines, loss on disposal of property and equipment. Other expenses increased by $15,653, from $10,376 for the six months ended June 30, 2023, to $26,029 for the six months ended June 30, 2024.

Finance costs

Finance costs primarily consisted of accrued interest from guaranteed bank loans, convertible loan and hire purchase, interest expenses from lease liabilities and interest expenses on account receivables factoring. Finance costs increased by $29,105, or approximately 18.0% from $162,037 for the six months ended June 30, 2023, to $191,142 for the six months ended June 30, 2024. The increase was primarily due to the Company signed a new office lease agreement for the following 5 years, whose rental was much higher than the previous office, leading to an increase of interest expense from lease liability.

Profit for the first half of 2024

As a result of the foregoing, we had a profit of $601,986  for the six months ended June 30, 2024, an increase of $738,505, or approximately 541.0%, from a loss of $136,519 for the six months ended June 30, 2023.

Balance Sheets and Cash Flows

As of June 30, 2024, the Company had $1,078,169 in cash. Net cash used in operating activities for the six months ended June 30, 2024 was $2,649,324 compared with net cash provided by operating activities of $303,146 for the six months ended June 30, 2023. The movement of $2,952,470 in operating activities was primarily attributable to several key factors. First, there was an increase in operating expenses, driven by higher salaries and wages resulting from annual raises and the hiring of additional staff. The Company also expanded its marketing expenditures to maintain the market share. Following the IPO, the Company has reduced its use of AR factoring which is typically used to hedge the cash flow associated with account receivable. The reduction has resulted in an increase in accounts receivable. Concurrently, the Company engaged more subcontractors to support its business expansion, resulting in shorter payment terms. Additionally, the company made prepayments for IT enhancement costs and consultation fees which contributed to the overall increase in operating outflows during this period.

ABOUT US

At YY Group Holding, we are driven by a vision to shape futures and revolutionize industries. Our journey began with a mission to bridge the gap between talent and opportunity. Over the years, we have transformed into a premier talent acquisition and technology solutions conglomerate, operating across Singapore, Malaysia, and Thailand. Today, we stand as pioneers, serving job seekers, employers, and businesses with cutting-edge solutions that redefine how we connect and thrive.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

	As of
	June 30, 2024 (Unaudited)	December 31, 2023
	USD	USD
Assets
Current assets:
Cash	1,078,169	467,235
Trade receivables	7,659,452	7,037,942
Prepayment and other current assets	2,884,052	2,667,166
Amount due from related parties	52,995	31,298
Total Current Assets	11,674,668	10,203,641

Non-current assets:
Right-of-use assets	920,383	78,434
Property and equipment, net	353,548	368,621
Prepayment, non-current	54,060	18,656
Deferred tax assets	6,597	738
Total Non-current assets	1,334,588	466,449

Total Assets	13,009,256	10,670,090

Currents Liabilities:
Trade and other payables	2,932,139	2,996,636
Amount due to a related party	86,006	67,521
Lease liabilities, current	194,302	69,135
Loans and borrowings, current	2,441,714	2,856,491
Total Current Liabilities	5,654,161	5,989,783

Non-current Liabilities:
Loans and borrowings, non-current	276,826	523,607
Lease liabilities, non-current	745,347	15,187
Warranty liability	29,756	-
Total Non-Current Liabilities	1,051,929	538,794
Total Liabilities	6,706,090	6,528,577

Equity
Share Capital*	5,280,406	3,564,150
Reserves	(136,673)	20,667
Retained earnings	1,147,039	545,797
Equity attributable to owners of the Company	6,290,772	4,130,614

Non-controlling interests	12,394	10,899
Total equity	6,303,166	4,141,513

Total liabilities and equity	13,009,256	10,670,090

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

YY GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	For the six months ended June 30,
	2024	2023
	USD	USD
Revenue	19,259,492	13,659,047
Cost of revenue	(16,881,818)	(11,868,313)
Gross profit	2,377,674	1,790,734

Other income	1,212,936	243,050
Selling and marketing expenses	(133,977)	(90,829)
General and administrative	(2,601,763)	(1,879,980)
Other expenses	(26,029)	(10,376)
Change in fair value of warrant liability	55,125	-
Operating profit	883,966	52,599

Finance cost	(191,142)	(162,037)
Profit/(loss) before tax	692,824	(109,438)
Income tax expenses	(90,838)	(27,081)
Profit/(loss) for the period	601,986	(136,519)
Other comprehensive loss
Foreign currency translation differences- foreign operations	(79,383)	(36,819)
Total comprehensive income/(loss) for the period	522,603	(173,338)

Profit/(loss) attributable to:
Equity owners of the Company	601,242	(141,322)
Non-controlling interests	744	4,803
Profit/(loss) for the period	601,986	(136,519)

Total comprehensive income/(loss) attributable to:
Equity owners of the Company	521,108	(178,356)
Non-controlling interests	1,495	5,018
Total comprehensive income/(loss) for the period	522,603	(173,338)

Basic earnings/(loss) per share*	0.016	(0.004)
Diluted earnings/(loss) per share*	0.016	(0.004)
Weighted average number of shares
Basic	38,506,507	38,300,000
Diluted	38,506,507	38,300,000

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

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